300 North LaSalle Street Chicago, Illinois 60654

Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 14, 2013

Via EDGAR Submission and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Pamela A. Long

Asia Timmons-Pierce

Craig E. Slivka

Tracey Smith

Alfred Pavot

Re:                       Boise Cascade, L.L.C.
Registration Statement on Form S-1
Filed November 15, 2012
File No. 333-184964

Ladies and Gentlemen:

Boise Cascade, L.L.C., a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 7, 2013, from the staff of the Securities and Exchange Commission (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment.  For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement.  The Amendment also updates the executive compensation disclosure to reflect information for the year ended December 31, 2012.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Registration Statement on Form S-1

Cover Page of the Prospectus

1.              Please disclose the number of shares being offered in a pre-effective amendment. For further guidance, please refer to Securities Act Rules Question 227.02 of the Division’s Compliance and Disclosure Interpretations found on the Commission’s web site.

Response:

The Company confirms that it will include the number of shares being offered in a subsequent pre-effective (anticipated pre-effective amendment no. 3).  The Company anticipates that the pre-effective amendment containing the number of shares being offered and expected price range will be filed shortly prior to the launch of the road show due to marketing-related concerns.  The Company recognizes that the Staff may have additional comments as a result of the inclusion of such information.  The Company believes it will have sufficient time to resolve any additional comments due to the expected length of the road show.

Prior Comment 47

2.              Please complete the pro forma data and file a completed audit report and consent in a pre-effective amendment.

Response:

The Company will complete the pro forma data and file a completed audit report in a subsequent pre-effective amendment (anticipated pre-effective amendment no. 4) after the Company completes the conversion from a limited liability company to a C corporation.  Because the Company does not wish to convert to a C corporation unless the offering is completed, the Company anticipates that it will complete the conversion to a C corporation as close to signing an underwriting agreement as is practicable.  The Company anticipates filing this additional pre-effective amendment in close proximity to the time the Company has otherwise requested that the Registration be declared effective, recognizing that the Staff may have additional comments.  The Company would be willing to provide revised disclosure to the Staff on a supplemental basis in advance of filing the pre-effective amendment reflecting the conversion if doing so would facilitate the Staff’s review.

*   *   *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:                                Dennis M. Myers, P.C.

Kirkland & Ellis LLP

Wayne Rancourt
Boise Cascade, L.L.C.

James J. Junewicz

Winston & Strawn LLP